

Mail Stop 3561

August 1, 2008

Mr. Bradbury H. Anderson
Vice Chairman and CEO
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

   Re: Best Buy Co., Inc.
     Form 10-K for the Fiscal Year Ended March 1, 2008
     Filed April 30, 2008

Dear Mr. Anderson:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Jennifer Thompson
       Accounting Branch Chief